2024 REPORT

LullaFeed™


Invest with us in
BRIGHTER STARTS FOR BABIES
LullaFeed™

LETTER

Dear investors,

2024 was an extremely pivotal year for LullaFeed! We took the past many years of work, lessons, and customer feedback and harnessed all of that to buildout a new version of the product and mobile app! This effort started in August of 2024 and by the end of the year, we had already redesigned the product and built out the alpha version (both a "looks like" and "works like" unit) for validation testing. Crossing this milestone was a huge win as we can now confidently work toward a manufacturer-ready version! We can't wait to get LullaFeed into the hands of parents and their baby!

We need your help!

We need word-of-mouth help to get the message out about LullaFeed coming to market. Ultimately, we want more waitlist

LullaFeed coming to market. Ultimately, we want more waitlist signups on our website so we have a large group of prospective target customers right out of the gait for our launch. We are close to 400 signups and would really love to get to 500 before we launch in summer of 2025. We'd love investors to make sure they're following us on our social accounts and re-share important announcements about the launch!

Sincerely,

Michael Detmer

Chief Executive Officer

Rebekah Gossom

Chief Clinical Officer

How did we do this year?



REPORT CARD

A+

☺ The Good

We moved through a product development plan, building the market-ready version of LullaFeed, staying within timeline and budget.

We stayed very lean (outside of product dev) with co-founders putting in a great deal of work to avoid hiring out to contractors.

We filed for a trademark, with no reported oppositions, and now expect a notice of allowance.

☹ The Bad

We didn't get all claims in our latest patent (this is common) so had to revise the claim set, adding unforeseen time and costs.

We didn't get as timely of quotes from our prospective contract manufactures, requiring us to pivot some work to stay on timeline.

2024 At a Glance

January 1 to December 31



$0

Revenue



-$240,517

Net Loss



$0 [100%]

Short Term Debt



$978,271

Raised in 2024



$218,286

Cash on Hand

As of 03/ 9/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0 $0

-$240,517

-$483,445

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -70%   Earnings per Share: -$1,202.59

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

⤓ Innovative_Therapeutix__Inc._GAAP_Financial_Report_2024__1_.pdf

⤓ Final_Lullafeed_Independent_CPA_Review_Report_2022-2023.pdf

We 🖤 Our 90 Investors

Thank You For Believing In Us

Robin Guisti	Garrett French	Sai Kumar Yerubandi	Dimitri Galani	Eva Lee	Tapio Tiittanen
Roderick Herron	AV RCP LP	Harrison Kirby	She. Event Indy Non...	Elor Ambroise	Jill J Becker
Julie Vollmer	Holly HABEEB	Kinsley Yerkes	Stephanie Colby...	Corie Caudill	Brent Wilson
Margaret Dry	Alvina Schomaker	Mary Essenpreis	Jane Eilers	Lexia Detmer	Valerie Farsetti
Kyle Hawkins	Adam Recktenwald	Peter Swanz	Jonathan Gossom	David Farsetti	Jonathan Francis
Richard Hundley	Rada Halaseh	Michael Detmer	Remy Sisk	Joanna Hite Shelton	Ryan Smith
Jessica Sharon	Melissa Hoekstra	Sarah Andres	Brandi Crawford	Elsa Haddad	Eileen Recktenwald
Stephanie A. Wolford	Jennie Armstrong	Adam Byrd	Christine K Cooper	Silvi Saxena	Sarah Sanders
Kaitlin Blessitt	Jane Weis	Dale Detmer	Mary Rocke	Mary Catherine Brooks	Bethany Beyer
Melissa Danner	Marci Shuman	Empty B	Martha Keith	Kelly Hubbuch	Allyson Kayton
Roberta Gule	Lisanne Craven	Jason Garrett	Richard L. Vogel, Jr.	Angela Adams	Teri Crum
Alex Sisk	Lisa Jackson	Sonya Hodges	Peter Abromitis	Robin Gowin	Wendie Robinson
Ami Shanafelt	Petra Kern	Melissa Detmer	Marty Thomas	Kristie Ennis	Kimberly Diaz
Terry Cohen	Scott Guerrero	Wendy Heimann	Debbie Pryse	Larry Horn	Gwen McKinnon
Sara Troxel					

Thank You!

From the LullaFeed™ Team



Michael Detmer 🔗

Chief Executive Officer

Board-certified music therapist with neonatal intensive care unit (NICU) specialty, 8+ years clinical and research experience on infant behavior and development + servi...



Rebekah Gossom 🔗

Chief Clinical Officer

Speech-language pathologist and infant feeding specialist with 20+ years full-time experience feeding infants and helping parents in the neonatal intensive care unit (NICU)...

Details

The Board of Directors

Director	Occupation	Joined
Michael R Detmer	Director of Process Improvement @ BoldAge PACE	2017
Rebekah Gossom	Speech-Language Pathologist @ Norton Women's and Children's Hospital	2017
Robert Saunders	General Partner @ OCA Ventures	2017

Officers

Officer	Title	Joined
Michael R Detmer	CEO	2017
Rebekah Gossom	Chief Clinical Officer	2017

Voting Power ❓

Holder	Securities Held	Voting Power
Rebekah Gossom	97 Common Shares	48.5%
Michael R Detmer	97 Common Shares	48.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2017	$150,000		Section 4(a)(2)
05/2018	$5,000		Section 4(a)(2)
08/2018	$2,500		Section 4(a)(2)
06/2019	$500		Section 4(a)(2)
12/2019	$500		Section 4(a)(2)
10/2021	$125,000	Safe	Regulation D, Rule 506(b)
02/2024	$430,000		Regulation D, Rule 506(b)
07/2024	$250,000	Safe	Regulation D, Rule 506(c)
07/2024	$298,271		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/19/2024	$430,000 ❓	10.0%	20.0%	$2,500,000	06/30/2024 ❓

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	200	200	Yes

Warrants: 0
Options: 0

Form C Risks:

The LullaFeed™ product has not yet been sold to a customer. This leaves the company relying on many assumptions around product-market fit.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Co-founders are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

This is the first business started by the co-founders. Unpredictable or challenging business dilemmas may be addressed inadequately due to the lack of business experience.

Co-founders are not technical and are relying on a third-party for technical services. If complex technical issues present, this will require significant costs for a third party to address.

Current financial projections are built around a reasonable cost of goods sold (COGS) relative to product price point. COGS could increase outside of our control, causing unforeseen pressure on production costs and necessary margins for optimal business growth.

The Company does not currently have any immediate threats related to competition, however this could change prior to or in the early stages of market introduction, which may impact product adoption by our target customers.

If costs related to intellectual property defense present and are significant, the company would need to shift capital away from go to market efforts and sales, which would limit the pace of our growth.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Innovative Therapeutix, Inc.

Kentucky Corporation
Organized June 2017
0 employees
3058 Bardstown Road
#1035
Louisville KY 40205 https://lullafeed.com

Business Description

Refer to the LullaFeed™ profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LullaFeed™ is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄